SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2003

                                  Serono S.A.
                             ----------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                       -----------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                    ----------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X  Form 40-F
               ---           ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101 (b)(7).)   ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes     No  X
         ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)


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Media  Release


FOR  IMMEDIATE  RELEASE
-----------------------


                     SERONO SHAREHOLDERS APPROVE RESOLUTIONS
                            AT ANNUAL GENERAL MEETING


GENEVA, SWITZERLAND, MAY 6, 2003 - Serono S.A. (virt-x: SEO and NYSE: SRA)

Serono announced that shareholders have approved all the resolutions at the Annual General Meeting of Shareholders, held today in Lausanne, Switzerland.

"2002 was a very successful year for our company, with the early approval and growth of Rebif in the US and the strong overall performance of our business," said Ernesto Bertarelli, Chief Executive Officer of Serono. "We also broke through the $1.5 billion revenue mark and made a number of significant business agreements which will support our future growth."

Shareholders approved the following main resolutions:

     -    A  cash  dividend  of  CHF 110.8 million or $81.4 million (1)(2001 CHF
          100.5  million  or  $62.0  million)

     -    Dividend  gross  per  bearer share CHF 7.00 or $5.15 (2001 CHF 6.25 or
          $3.69)

     - Dividend gross per American Depositary Share CHF 0.175 or $0.13 (2001 CHF 0.16 or $0.09)

     - Dividend gross per registered share CHF 2.80 or $2.06 (2001 CHF 2.50 or $1.48)

The dividend for bearer shares will be paid as of May 9, 2003 net of the 35% Swiss withholding tax. The total cash pay out in Swiss Francs (CHF) represents an increase of 10.2% for the financial year 2002 compared with 2001. The dividend pay out ratio in relation to earnings per share is 22.5% for 2002 compared to 18.8% for 2001.


-------------------------------
(1) All dollar figures are based on prevailing exchange rates. Final equivalent US$ amounts may differ depending on exchange rates on the date of payment.


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Shareholders  approved the re-election for one year of all members of the Board:

     Mr. Georges Muller (Chairman)
     Mr. Ernesto Bertarelli (Vice Chairman and Managing Director)
     Mr. Pierre E. Douaze
     Prof. Bernard Mach
     Mr. Sergio Marchionne
     Mr. Jacques Theurillat
     Mr. Hans Thierstein

The Annual Report and Accounts for 2002 were also approved.

                                       ###

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 17, 2003. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

                                       ###

ABOUT SERONO

Serono is a global biotechnology leader. The Company has six recombinant products on the market, Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Rebif(R), Serostim(R) and Saizen(R) (Luveris(R) is not approved in the USA). In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are over 30 projects in development.

Serono was awarded the International James D. Watson Helix 2003 Award from the Biotechnology Industry Organization (BIO) in recognition of the Company's outstanding leadership and highest standards of scientific and product achievement.

In 2002, Serono achieved worldwide revenues of US$1.546 billion, and a net income of US$321 million, making it the third largest biotech company in the world. The Company operates in 45 countries, and its products are sold in over 100 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).


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FOR MORE INFORMATION, PLEASE CONTACT:

SERONO IN GENEVA, SWITZERLAND:
MEDIA  RELATIONS:             INVESTOR  RELATIONS:
Tel:  +41-22-739 36 00        Tel:  +41-22-739 36 01
Fax:  +41-22-739 30 85        Fax:  +41-22-739 30 22
http://www.serono.com         Reuters: SEOZ.VX / SRA.N
---------------------         Bloomberg: SEO VX / SRA US

SERONO, INC., ROCKLAND, MA
MEDIA RELATIONS:              INVESTOR  RELATIONS:
Tel.  +1 781 681 2340         Tel.  +1 781 681 2552
Fax:  +1 781 681 2935         Fax:  +1 781 681 2912
http://www.seronousa.com
------------------------


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          SERONO S.A.
                                          a Swiss corporation
                                          (Registrant)



May 6, 2003                         By:   /s/ Allan Shaw
                                          ------------------------------
                                          Name:  Allan Shaw
                                          Title: Chief Financial Officer


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